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Exhibit 12.1

DEFICIENCY OF EARNINGS TO FIXED CHARGES

        Our earnings were sufficient to cover fixed charges for each of the periods presented. Accordingly, the following table sets forth the deficiency of earnings to fixed charges for each of the periods presented. Because of the deficiency, ratio information is not applicable.

	2009	2008	2007	2006	2005
	(in thousands)
Deficiency of Earnings to Fixed Charges	$59,552	$65,991	$204,857	$51,527	$23,313

        For purposes of computing the deficiency of earnings available to cover fixed charges, fixed charges represent interest expense, the portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness. Deficiency of earnings consists of loss before income taxes, plus fixed charges.

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  Exhibit 12.1
DEFICIENCY OF EARNINGS TO FIXED CHARGES